Exhibit 99.69
EXECUTION VERSION
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
     AMENDMENT NO. 1, dated as of October 13, 2006 (this “Amendment”), to AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2006 (the “Agreement”), among Blue Pearl Mining Ltd., a corporation organized under the laws of the Province of Ontario (“Parent”), Blue Pearl USA Ltd., a Colorado corporation (“Sub”) and a wholly owned subsidiary of Parent, Thompson Creek Metals Company, a Colorado corporation (the “Company”) and F. Steven Mooney, as the Shareholder Representative (solely with respect to Sections 3.23, 2.04 and 2.05 only). All capitalized terms used herein but not otherwise defined shall have the respective meanings given to them in the Agreement.
     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to the Agreement hereby agree to amend the Agreement as follows:
     1. Section 2.04(a) is hereby amended and restated in its entirety to state as follows:
          “(a) As of the Closing Date, the Company and the Company Subsidiaries, on a consolidated basis, shall have cash in an amount at least equal to (i) $25,000,000 plus (ii) the Payoff Amount (together, the “Cash Minimum Amount”).
     2. Except as provided herein, all of the provisions of the Agreement shall remain in full force and effect.
     3. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other such parties.
[Signature page follows]

     IN WITNESS WHEREOF, Parent, Sub, the Company and the Shareholder Representative have duly executed this Agreement, all as of the date first written above.

BLUE PEARL MINING LTD.

by

“Ian J. McDonald”

	Name:	Ian J. McDonald
	Title:	Chairman and Chief Executive Officer

BLUE PEARL USA LTD.

by

“Ian J. McDonald”

	Name:	Ian J. McDonald
	Title:	Chairman and Chief Executive Officer

THOMPSON CREEK METALS
COMPANY

by

“Kevin Loughrey”

	Name:	Kevin Loughrey
	Title:	President

“F. Steven Mooney”

F. STEVEN MOONEY, as
Shareholder Representative

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